25003262

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68033

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Odeon Capital Group LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
JUN 9 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

750 Lexington Avenue 27th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Sullivan	212-230-5870	msullivan@odeoncap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kaufman Rossin
(Name – if individual, state last, first, and middle name)

3310 Mary Street, Suite 501	Miami	FL	33133
(Address)	(City)	(State)	(Zip Code)

10/16/2003	137
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Sullivan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Odeon Capital Group LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARK D. KNOLL
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02KN6421730
Qualified in NEW YORK County
My Commission Expires 9/7/25

Signature: Matthew Sullivan

Title: CFO

Notary Public

SEC Mail Processing
JUN 9 2025
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ODEON CAPITAL GROUP, LLC
FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2024

ODEON CAPITAL GROUP, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS

KAUFMAN | ROSSIN
cpa + advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of Odeon Capital Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Odeon Capital Group, LLC as of December 31, 2024, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Odeon Capital Group, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Odeon Capital Group, LLC's management. Our responsibility is to express an opinion on Odeon Capital Group, LLC 's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Odeon Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis-of-Matter

As described in Note 8 to the financial statements and the supplementary computation of Net Capital, as of December 31, 2024 the Company is not in compliance with its net capital requirements under the provisions of Rule 15c3-1 of the Securities and Exchange Commission This condition continued into 2025. The Company is dependent upon maintaining an adequate level of regulatory net capital and financial position to sustain its operations. Our opinion is not modified with respect to this matter.

KAUFMAN | ROSSIN
cpa + advisors

Supplemental Information

The supplemental information on pages 20 -21 has been subjected to audit procedures performed in conjunction with the audit of Odeon Capital Group, LLC's financial statements. The supplemental information is the responsibility of Odeon Capital Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

We have served as Odeon Capital Group, LLC's auditor since 2024.

Miami, Florida
June 6, 2025

ODEON CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	4,507,943
Restricted cash		1,241,645
Due from broker, net of allowance for credit losses of $5,961,079		2,266,395
Commissions receivable, net of allowance for credit losses of $1,255,800		1,509,350
Securities owned, at fair value		4,185,729
Other assets, net of allowance for credit losses of $150,000		931,708
Right-of-use assets - operating leases		4,596,078
Property, equipment and leasehold improvements, net		262,288
Total Assets	$	19,501,136

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Securities sold not yet purchased, at fair value	$	199,727
Accounts payable and accrued expenses		6,792,990
Commission payable		2,835,089
Stock payable		1,107
Accrued NYC unincorporated business tax		133,082
Operating lease liabilities		5,313,247
Total Liabilities		15,275,242
MEMBERS' EQUITY		4,225,894
Total Liabilities and Members' Equity	$	19,501,136

See accompanying notes to the financial statements.

ODEON CAPITAL GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

Revenue:		
Commissions	$	32,925,744
Trading income		7,176,273
Investment banking income		7,887,351
Foreign exchange income		6,040,693
Interest income		772,508
Other		610,882
Total revenue		55,413,451
Expenses:		
Employee compensation and related payroll taxes		36,839,976
Employee benefits		1,314,721
Guaranteed payments		1,565,790
Lease expense		1,340,557
Interest		173,309
Telephone		91,933
Commissions and clearance to other broker dealers		2,221,961
Meals and entertainment		1,760,628
Charitable contributions		122,635
Office		270,841
Regulatory fees		657,484
Professional fees		2,154,334
Supplies		45,489
Data services		4,529,767
Insurance		166,937
Depreciation		92,305
Dues and subscriptions		600,085
Travel		529,509
Bank service charges		238,036
State and local taxes		181,173
Provision for credit losses		6,351,118
Other		364,178
Total expenses		61,612,766
Net Loss	$	(6,199,315)

See accompanying notes to the financial statements.

ODEON CAPITAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

Balance - Beginning of Year	$ 11,707,653
Members' distributions	(1,282,444)
Net loss	(6,199,315)
Balance - End of Year	$ 4,225,894

See accompanying notes to the financial statements.

ODEON CAPITAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

Cash flows from operating activities:		
Net loss	$	(6,199,315)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		92,305
Non-cash operating lease expense		949,647
Provision for credit losses		6,351,118
Changes in operating assets and liabilities:		
Decrease in due from brokers		478,531
Decrease in receivable from Hilltop Securities Inc.		55,993
Increase in commissions receivable		(375,262)
Decrease in securities owned, at fair value		23,706,641
Increase in other assets		(94,044)
Decrease in securities sold not yet purchased, at fair value		(6,853,749)
Decrease in securities sold under repurcahse agreements		(15,286,060)
Increase in accounts payable & accrued expenses		1,160,108
Decrease in commissions payable		(237,206)
Decrease in stock payable		(149,130)
Increase in accrued NYC unincorporated business tax		126,810
Decrease in operating lease liabilities		(1,017,023)
Net cash provided by operating activities		2,709,364
Cash used in investing activities:		
Purchases of property and equipment		(66,500)
Cash used in financing activites:		
Member distributions		(1,282,444)
Net increase in cash		1,360,420
Cash and cash equivalents and restricted cash - beginning of year		4,389,168
Cash and cash equivalents and restricted cash - end of year	$	5,749,588
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	173,309

Reconciliation of Cash, Cash Equivalents, and Restricted Cash as reported within the Statement of Financial Condition to the amounts shown in the Statement of Cash Flows:

Cash and cash equivalents	$	4,507,943
Clearing firm deposit, restricted cash	$	750,000
Certificate of deposit, restricted cash	$	491,645
Total cash, cash equivalents, and restricted cash shown in the Statement of Cash Flows	$	5,749,588

See accompanying notes to the financial statements.

ODEON CAPITAL GROUP LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

Note 1 – Nature of Business

Odeon Capital Group LLC (the "Company") is a New York Limited Liability Company registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC"). Members have limited personal liability for the obligations and debts of the Company. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association (the "NFA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the Company's customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company is also exempt because the Company's other business activities contemplated by Footnote 74 of SEC Release No. 34-70073 which adopted amendments to 17 C.F.R. §240.17a-5 include (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; referring securities transactions to other broker-dealers, or providing technology or platform services; and (4) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Note 2 – Summary of Significant Accounting Policies

a) Basis of Presentation

These financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC").

b) Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Note 2 – Summary of Significant Accounting Policies (continued)

c) Revenue Recognition

In ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), the revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the contract price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant Judgments
Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment may be required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints should be applied due to uncertain future events.

Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date since that is when the underlying financial instrument or purchaser is identified, the pricing and significant terms are agreed upon, and the risks and rewards of ownership of the securities have been transferred to or from the customer.

Investment Banking
The Company underwrites securities for entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter or selling group member. In a firm commitment underwriting, revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the share the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Note 2 – Summary of Significant Accounting Policies (continued)

The Company provides advisory services to some of its investment banking clients. The Company recognizes revenue in the month those advisory services are provided.

The Company assists some investment banking clients in raising capital (private placements of securities). Revenue is recognized when the capital is raised. Some capital raise contracts provide for the Company to receive monthly retainers leading up to the capital raise. In these instances, the Company recognizes revenues from the retainer fees either when the capital is raised or the contract is terminated.

Securities Transactions

Securities transactions (and the recognition of related trading income and expenses) are recorded on a trade date basis. Commission income and related expenses are recorded on a trade date basis.

Other Income

The Company provides research services to clients. Some clients allocate funds for research services received. From time to time, those clients choose to pay the Company based on internal measurements of how much research was provided and how useful the research was to that client. The client will email the Company a request to be invoiced a particular amount for research services provided for a particular period. The Company recognizes revenues for research services provided upon receiving a request for an invoice.

The Company provides foreign exchange spot transactions and forward contracts for corporate clients and individuals. These transactions are executed and settled through three different banks. The Company recognizes revenues for foreign exchange transactions on a settlement date basis.

Disaggregated Revenue

The following table presents revenue by major source.

Revenue from investment banking and other	
Investment Banking	
Underwriting fees	$ 1,520,589
Private placement fees	4,555,366
Advisory fees	1,811,396
Total investment banking revenue	7,887,351
Other revenues	
Research services	66,650
Sub-lease rental income	324,274
Other income	219,958
Total other revenues	610,882
Total revenue from investment banking and other	$ 8,498,233

Note 2 – Summary of Significant Accounting Policies (continued)

c) Income Taxes

For federal and state income tax purposes, the Company is treated as a partnership and as such is not subject to U.S. federal and state income tax. Therefore, no provision for federal and state income tax is recorded. Instead, each member includes the Company's taxable profits or losses in its tax or information returns. The Company is subject to an entity level tax and non-resident partner taxes for certain states. The Company is also subject to the NYC unincorporated business tax. The Manager periodically evaluates tax positions that the Company has taken, expects to take or that are otherwise relevant to the Company for purposes of determining whether any relevant tax positions would "more likely- than-not" be sustained by the applicable tax authority. Company management has analyzed such tax positions and has concluded that no unrecognized tax benefits should be recorded for uncertain tax positions for tax years that may be open. The federal tax returns for the Company are generally subject to examination by respective taxing authorities for three years after the returns are filed.

The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. Tax positions that are not deemed to meet a "more-likely-than-not" threshold, if any, are recorded as a tax expense on the accompanying statement of operations. As of December 31, 2024, the Company did not have any unrecognized tax liabilities in accordance with ASC Topic 740, Income Taxes. If the Company were required to recognize interest and penalties, if any, related to unrecognized tax benefits this would be recognized as income tax expense on the statement of operations.

In accordance with the State of New York Pass-Through Entity Tax (PTET) program, the Company has elected to treat PTET payments as member distributions rather than expenses for financial reporting purposes. As a result, PTET payments are recorded as reductions to the members' equity accounts rather than as income tax expense on the income statement. The Company did incur any PTET liability for the year ended December 31, 2024.

d) Cash and Restricted Cash

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which at times may exceed Federally (FDIC) or Privately (SIPC) insured limits or where no insurance is provided. As of December 31, 2024, the Company had deposits of approximately $4,449,000 in excess of insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

At December 31, 2024, the Company had $1,241,645 of restricted cash, which consisted of a $491,645 certificate of deposit at First Republic Bank that backs a standby letter of credit collateralizing the Company's office lease and clearing firm deposits totaling $750,000 held at the Company's clearing brokers.

Note 2 – Summary of Significant Accounting Policies (continued)

e) Due from Brokers

Due from brokers represents amounts primarily due from the Company's clearing brokers or other counterparties for commission-based revenue and proprietary trading funds. Due from broker balances are recorded at net realizable value, which reflects the amount expected to be collected. These balances are reviewed periodically to ensure accuracy and completeness. The Company evaluates the creditworthiness of its clearing brokers regularly. Although balances due from brokers typically involve counterparties with high credit quality (e.g., regulated clearing firms), the Company evaluates whether any allowance for doubtful accounts is necessary. As of December 31, 2024, the allowance for credit losses amounted to approximately $5,961,000 (See Note 7 and Note 9).

f) Commissions Receivable

Commissions receivable represent amounts due from clients for services rendered under advisory, consulting or other fee-based arrangements. Revenue is recognized in accordance with ASC Topic 606 when the Company satisfies its performance obligation under each customer contract. The carrying amount of commissions receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions receivable balances and based on an assessment of historical experience and current and expected future conditions affecting current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As of December 31, 2024, the allowance for credit losses amounted to approximately $1,256,000.

g) Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost. Depreciation is computed using the straight-line depreciation method over the estimated useful lives ranging from 3 to 7 years.

The Company's policy is to capitalize any expenditures on equipment in excess of $500, any expenditures on office furniture and any expenditures on improvements to the office. There were no impairments of fixed assets assessed during the year ended December 31, 2024.

h) Fair Value Measurements

The Company carries its investments at fair value. ASC Topic 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Note 2 – Summary of Significant Accounting Policies (continued)

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant participant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

Equities listed on a national exchange are generally valued based on quoted prices from the exchange. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at last quoted bid price. The fair value of bonds are determined using recently executed transactions and market price quotations, when observable, from independent external parties, including brokers. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by management in accordance with GAAP. The resulting realized and unrealized gains and losses are included in trading income on the Statement of Operations.

Mortgage backed securities, for which the Company receives third-party pricing, are classified as Level 2 inputs as these bonds tend to be illiquid and thus pricing is based on similar bonds.

Level 3 bonds and equities are securities for which the Company holds physical certificates and for which there are no observable markets. These securities are valued at market value.

The Company is consistent in its valuation of Level 2 and Level 3 securities and believes its methods are appropriate. Estimated values could differ from values should a readily available market exist for such items. The table below summarizes the valuation of the Company's investments by fair value hierarchy levels as of December 31, 2024.

Securities owned, at fair value	Level 1	Level 2	Level 3	Total
Bonds	$ 466,474	$ -	$ -	$ 466,474
Mortgage-backed securities	-	378,946	-	378,946
Equities	1,669,935	-	1,670,374	3,340,309
Total	$ 2,136,409	$ 378,946	$ 1,670,374	$ 4,185,729

Securities sold, not yet purchased, at fair value	Level 1	Level 2	Level 3	Total
Bonds	$ 199,727	$ -	$ -	$ 199,727
Mortgage-backed securities	-	-	-	-
Equities	-	-	-	-
Total	$ 199,727	$ -	$ -	$ 199,727

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2024.

	Beginning Balance	Unrealized Gains and (Losses) Related to Assets Held at Year-End	Realized Gains and (Losses) Related to Assets No Longer Held	Investment Banking Realized Gains and (Losses) No Positions Held at Year-End	Purchases, Issuances, and Settlements	Transfers In (Out)	Ending Balance
ASSETS							
Bonds	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Mortgage-backed securities	128,822	(498,883)	-	-	370,061	-	-
Equities	1,445,435	(2,257,510)	-	-	2,482,449	-	1,670,374
Total	1,574,257	(2,756,393)	-	-	2,852,510	-	1,670,374
Liabilities							
Bonds	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Mortgage-backed securities	-	-	-	-	-	-	-
Equities							-
Total	$ -	$ -	$ -	$ -	$ -	$ -	$ -

i) Current Expected Credit Losses (CECL)

In January 2016, FASB issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments – Credit Losses (ASU Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). The FASB subsequently issued additional ASUs which amended and clarified the originally issued guidance. This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. ASU 2016-13 revises the accounting requirements related to the measurement of credit losses and requires companies to measure all expected credit losses for financial assets based on historical experience, current conditions, and reasonable and supportable forecasts about collectability. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to this guidance are trade commissions receivable, note receivable and due from brokers.

The following table presents the changes in the allowance for credit losses for the year ended December 31, 2024.

Beginning Balance	$(1,015,761)
Provision for credit losses	(6,351,118)
Write-offs	0
Ending Balance	$(7,366,879)

Note 2 – Summary of Significant Accounting Policies (continued)

j) Leases

The Company recognizes and measures its leases in accordance with ASC Topic 842, Leases. The Company is a lessee in noncancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use (ROU) asset at the commencement date of the lease.

The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index or rate, are remeasured when any of the following events occur: the lease is modified, and the modification is not accounted for as a separate contract; certain contingencies related to variable lease payments are resolved; or there is a reassessment of the lease term, purchase options, or amounts that are probable of being owed under a residual value guarantee.

Since the implicit rates of the leases are not readily determinable, the Company uses its estimated incremental borrowing rate as the discount rate based on information available at the commencement date. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment

The ROU asset is measured at the commencement date at the amount of initially measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus, any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (i.e., present value of the remaining lease payments), plus any unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with our short-term leases on a straight-line basis over the lease term.

k) **Use of Estimates**
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses. The use of estimates affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in members' equity from operations during the reporting period. Actual results could differ from those estimates, and the differences may be material.

l) Segment Reporting

In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-07: Improvements to Reportable Segment Disclosures. This ASU, which amends Topic 820: Segment Reporting, improves disclosure requirements for reportable segments and enhances disclosures for companies with single reportable segments. The Company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The nature of business and the accounting policies of the segment are the same as described throughout Notes 1 and 2. The Company's Chief Operating Decision Maker ("CODM") is the CEO. The CODM assesses reportable segment's performance and allocates resources for the reportable segment based on net income. The Company adopted the standard on January 1, 2024, and this adoption did not have a material impact on the Company's financial statements.

Note 3 – Commitments and Contingencies

Leases

The Company rents its primary office space pursuant to a lease agreement expiring May 31, 2029, as well a satellite office pursuant to a lease agreement expiring February 28, 2026. The Company classifies these leases as operating leases. The lease for the primary office contains a renewal option for a period of five years. Because the Company is not reasonably certain to exercise this renewal option, the optional period is not included in determining the lease term, and associated payments used to determine the lease liability. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease expense is recognized for these leases on a straight-line basis over the term of the lease. In addition, The Company subleases office space to a third party.

Total lease expense for the year ended December 31, 2024 is comprised of the following:

Operating leases costs	$ 1,304,837
Short-term lease expense	35,720
Total lease cost	$ 1,340,557

Total lease cost of $1,340,557 is included in the Lease expense line item on the Statement of Operations. Sublease income, included in other income, amounted to approximately $324,000.

Amounts reported in the balance sheet as of December 31, 2024, are as follows:

Operating Leases:	
ROU assets operating lease	$ 4,596,078
Operating lease liabilities	5,313,247

Note 3 – Commitments and Contingencies (continued)

Other information related to leases as of December 31, 2024, was as follows:

Supplemental cash flow information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flow from operating leases	$ 1,371,226
Weighted-average remaining lease term:	
Operating leases	4.35 years
Weighted-average discount rate:	
Operating leases	6.0%

Maturities of lease liabilities under operating leases for the years ended December 31, are as follows:

2025	1,414,211
2026	1,364,527
2027	1,381,003
2028	1,415,528
Thereafter	602,040
Total undiscounted lease payments	$ 6,177,309
Less interest	(864,062)
Total lease liabilities	$ 5,313,247

The Company established a standby letter of credit that expires on May 31, 2029 in the amount of $470,314, which is collateralized by a certificate of deposit to secure the lease.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 4 – Concentrations and Credit Risk

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided primarily by two SEC-registered brokerage firms (RBC Capital Markets and Mirae Asset Securities (USA) Inc.), each pursuant to fully-disclosed clearing agreements. At December 31, 2024, due from brokers of $2,266,395, and restricted cash of $750,000 are held by and due from these brokerage firms.

Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 5 – Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consists of the following at December 31, 2024:

Furniture and fixtures and machinery and equipment	$ 1,046,217
Capital and leasehold improvements	117,522
	1,163,739
Less: accumulated depreciation	(901,451)
	$ 262,288

Depreciation expense charged to the Statement of Operations for the year ended December 31, 2024 was $92,305.

Note 6 – Related Party Transactions

Shared Services Agreement. The Company has an expense sharing agreement ("ESA") with its affiliate, Odeon Capital Advisors LLC ("OCA"). The terms of the agreement grant the Company the right to be reimbursed for certain expenses of OCA paid by the Company. For the year ended December 31, 2024, the Company had accrued $165,199 in reimbursable expenses under the ESA.

Note 7 – Pending Litigation

The Company is engaged in litigation, as a plaintiff, in two separate lawsuits. On September 18, 2023, Odeon filed suit in the New York Supreme Court against an investment banking client and its transfer agent. The Complaint alleges that the defendants have unlawfully refused to pay an earned deferred underwriting fee of $1,255,800. The Complaint seeks compensatory and punitive damages in connection with Defendants' alleged breaches of their contractual and fiduciary duties. No counterclaims have been asserted. The litigation is ongoing and the Company intends to vigorously pursue its claim to full recovery of the amounts owed, with interest, plus such other relief as the court deems equitable and just. The Company recorded a full reserve against the receivable balance.

On February 22, 2024, the Company filed an arbitration claim with FINRA Dispute Resolution against one of its former clearing firms. The Statement of Claim alleges that the Company's former clearing firm converted over $3.8 million of the Company's funds from its clearing deposit account without any legal basis. The Statement of Claim seeks to recover the amounts converted, plus interest, punitive damages, and such other relief as the arbitrators deem equitable and just. The arbitration commenced in March 2025 and will continue through 2025 and the Company intends to vigorously pursue its claim to full recovery of the amounts owed, with interest, plus such other relief as the court deems equitable and just. The Company recorded a full allowance against the receivable balance.

Note 8 – Net Capital Requirement under Rule 15c3-1 of the Securities and Exchange Commission

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness," as defined. At December 31, 2024, the Company had net capital deficiency of $66,517 which was $775,795 in deficit of its required net capital of $709,278. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2024, the ratio of "Aggregate Indebtedness" to "Net Capital" could not be calculated because Net Capital is in deficiency. At December 31, 2024, the Company was not in compliance with its Net Capital and Net Capital Ratios. The Company's members' have contributed capital to correct the shortfall of the required net capital by making cash contributions on May 23, 2025 $125,000 and May 30, 2025 $250,000. The members' have and continue to be willing to contribute capital whenever necessary coupled with the liquidation of non-marketable securities and the significant increases in trading income realized and expected going forward.

Note 9 – Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2025 and June 06, 2025 which is the date the financial statements were issued, for possible disclosure and recognition in the financial statements. See Note 7.

Net Capital Filing

On May 30, 2025, in connection with a routine examination, the Company was advised by the Financial Regulatory Authority that certain haircuts applied to securities held by the Company were less than required by Rule 15c3-1 and therefore the Company was requested to file with FINRA and the SEC Form 17a-11 indicating non-compliance with Rule 15c3-1 for the months ending October 31, 2024 through May 30,2025. The Company complied with FINRA's request and has adjusted its accounting accordingly in connection with the preparation of these Financial Statements and its amended FOCUS filings for this period, which are in the process of being prepared.

Subsequent Litigation with Industrial and Commercial Bank of China Financial Services LLC ("ICBC")

In November 2023, ICBC, one of the Company's clearing broker-dealers, was the subject of a cyber attack that had a significant impact on ICBC's clearing business and related books and records. While the Company continued to maintain a clearing agreement with ICBC for fiscal year 2024, the Company ceased clearing trades with ICBC at month-end February 2024 and transferred its remaining proprietary securities positions to another of its clearing broker-dealers. In June 2024, based upon statements provided by ICBC the Company concluded that ICBC continued to maintain possession, custody and control of over $2.2 million of the Company's cash, including $500,000 of the clearing deposit maintained pursuant to the clearing agreement.

In February 2025, after continued attempts to have ICBC confirm the amounts due, the Company initiated a FINRA arbitration against ICBC seeking (i) at least $2,201,393.37 in cash wrongly held by ICBC and (ii) damages, in an amount to be determined, related to ICBC's failure to prevent the cyber-attack and the attack's subsequent harm to the Company's business. ICBC has asserted a counterclaim for $1.2 million it claims was wrongfully withdrawn by the Company. The arbitration is in its earliest stages and the Company intends to vigorously pursue its remedies against ICBC. At this early stage of the litigation, the Company believes it will recover 80% of the $2.2 million but has nevertheless recorded a full allowance against the receivable balance

Note 10 – Employee Benefit Plan

The Company sponsors a defined contribution 401(k) profit sharing plan that covers substantially all of its full-time employees meeting certain eligibility requirements. The Company has the annual option to contribute to the plan.

ODEON CAPITAL GROUP, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2024

CREDITS		
Members' Equity	$	4,225,894
DEBITS		
Cash collateralizing the lease security deposit		470,313
Aged accounts receivable		165,199
Property,equipment and leasehold improvements		262,288
Other assets		972,713
Total debits		1,870,513
NET CAPITAL BEFORE HAIRCUTS		2,355,381
Less: Haircuts		2,421,898
NET CAPITAL DEFICIENCY		(66,517)
MINIMUM NET CAPITAL REQUIREMENT:		
Greater of 6 2/3% of aggregate indebtedness of $10,679,163 or $100,000		711,946
DEFICIENCY IN MINIMUM NET CAPITAL REQUIREMENT	$	(778,463)
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Securities sold not yet purchased, at fair value	$	199,727
Accounts payable and accrued expenses		6,792,990
Employee commissions payable		2,835,089
Stock payable		1,107
Accrued NYC unincorporated business tax		133,082
Aggregate indebtedness portion of lease liability		717,168
	$	10,679,163

**Ratio cannot be calculated because Net Capital is in deficiency.

ODEON CAPITAL GROUP, LLC
SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
DECEMBER 31, 2024

Net Capital as reported in Company's Unaudited Part IIA (FOCUS Report) filing			$ 2,140,811
Adjustments to Net Capial as Previosuly Reported:			
Audit adjustments:			
1.	Provision for credit lossess	(6,351,118)	
2.	Compensation	1,541,531	
3.	Securities owned valuations	(1,061,507)	
4.	Investment banking	(818,400)	
6.	Other misc adjustmetns	(30,546)	
	Total audit adjustments		(6,720,040)
Decrease in non-allowable assets primaily related to provisions of credit losses and write-of			5,026,524
Increase in haircuts			(513,812)
Net Capital Deficiency - as Audited			(66,517)

See report of independent registered public accounting firm.

KAUFMAN | ROSSIN
cpa + advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

To the Board of Directors and Members of Odeon Capital Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Odeon Capital Group, LLC. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Odeon Capital Group, LLC. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) All customers transactions are cleared through another broker-dealer on a fully disclosed basis and (2) Odeon Capital Group, LLC. stated that Odeon Capital Group, LLC. met the identified exemption provision throughout the most recent fiscal year ended December 31, 2024 without exception.

Odeon Capital Group, LLC is also filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Odeon Capital Group, LLC limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Odeon Capital Group, LLC; receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Odeon Capital Group, LLC did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Odeon Capital Group, LLC; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024 without exception.

Odeon Capital Group, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Broker Dealer's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

KAUFMAN | ROSSIN
cpa + advisors

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Odeon Capital Group, LLC's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

Miami, Florida
June 6, 2025

ODEON CAPITAL GROUP, LLC
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2024

Odeon Capital Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: *(k)*(2)(ii),

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year without exception, and

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 include (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; referring securities transactions to other broker-dealers, or providing technology or platform services; and (4) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Matthew Sullivan, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Matthew Sullivan

Title: CFO

Date: June 06, 2025

KAUFMAN | ROSSIN
cpa + advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16

To the Board of Directors and Members' of Odeon Capital Group, LLC

In planning and performing our audit of the financial statements of Odeon Capital Group, LLC (the Company) as of and for the year ended December 31, 2024, in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such compliance with practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker (as defined by CFTC Regulation 1.3(mm)), we did not review the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Sections 4d(a)(2) and 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations;

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the preceding paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses or significant deficiencies and therefore, material weaknesses or significant deficiencies may exist that were not identified. However, as discussed below, we identified a deficiency in internal control that we consider to be a material weakness.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis. We consider the following deficiencies in the Company's internal control to be material weaknesses:

1. Several revenue streams that did not reconcile to the general ledger for the year ended December 31, 2024, resulting in either material adjusting entries or waived entries.

2. The SOC-1, Type 2 report for the period November 2023 – October 2024 included a qualified opinion and the Company did not adequately evidence their Complimentary User Entity Controls ("CUEC") in order to mitigate the exceptions noted. The basis for the qualified opinion is as follows:

   RBCCM LLC states in its description that it has controls in place to establish the opening and modification of Correspondent firm and related client accounts on the applicable system. However, as noted in Section IV, the comparison of new accounts opened in the Account Opening and Servicing (AOS) system and PostEdge was not suitably designed during the period November 1, 2023 to October 31, 2024. In addition, as noted in Section IV, the monthly comparison of new accounts opened in AOS and the Broadridge Processing Services (BPS) system was not suitably designed during the period November 1, 2023 to June 30, 2024. Furthermore, as noted in Section IV, both the control to establish new accounts and account modifications in BPS that were flagged in the AOS Triage Queue and the control to perform an annual validation of PostEdge reports were not operating effectively during the period November 1, 2023 to October 31, 2024. As a result, controls were not suitably designed and operating effectively throughout the period November 1, 2023 to October 31, 2024 to achieve control objective 1, "Controls provide reasonable assurance that documentation for the opening and modifications to Correspondent firm and related client accounts are received, authenticated and established completely, accurately and timely on the applicable system.

3. The Complimentary User Entity Controls ("CUEC") for RBC, the Company did not adequately evidence their review of the CUECs included in the RBC SOC-1 Type 2 report.

4. For the following accounts leases, accounts receivables, revenue, expenses and other assets as of and for the year ended December 31, 2024, several material adjustments that were waived due to differences in our audit testing.

5. For the following accounts expenses, accounts receivables, revenue, investments and other assets as of and for the year ended December 31, 2024, several material adjustments were identified and recorded as a result of our audit testing.

6. The Company has been recording distributions to owners by crediting accounts payable. This practice could result in the inclusion of liabilities in the Company's financial statements that do not represent actual obligations of the Company. Specifically, these entries inaccurately reflect amounts owed to third parties, when, in fact, they relate to distributions to the owners. This misclassification could distort the Company's financial position and mislead users of the financial statements, as accounts payable should only represent liabilities that are due to external parties for goods, services, or other legitimate business obligations.

7. Distributions were made to members that were not in proportion to their respective ownership interests in the Company. While management indicated that the majority member had consented to the disproportionate distributions, we did not observe formal documentation of this approval or a consistent policy governing such distributions. Distributions made outside of ownership percentages without clearly documented member consent may increase the risk of member disputes, regulatory non-compliance, or financial reporting misstatements.

8. For walkthrough of internal controls of significant areas, there is no documented evidence to support the monthly review of the CFO, including, but not limited to, evidence of review of manual journal entries and recognition of accruals.

9. The Company incorrectly valued certain investments due to the use of unsupported assumptions and lack of proper documentation for valuation inputs. The existing control activities were not sufficiently designed or executed to ensure that fair value measurements were reliable, particularly for instruments requiring significant management judgment.

10. The Company does not have formal documentation evidencing user access for Quickbooks.

11. The Company's net capital computation, had errors in the calculation on the required haircuts on proprietary securities positions. Specifically, the firm applied incorrect percentages and/or failed to apply the appropriate haircuts as required under SEC Rule 15c3-1. As a result of these errors, the broker-dealer was not in compliance with its minimum net capital requirement as of year-end. The inaccurate haircut calculations and resulting non-compliance with SEC Rule 15c3-1 represent a material weakness in internal control over financial reporting and regulatory compliance. This deficiency

exposes the broker-dealer to significant regulatory risk, including potential enforcement actions, reputational harm, and operational restrictions.

These internal control deficiencies did have an effect the Company's net capital and results of operations. They did not have an effect on its ability to safeguard customer or firm assets.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2024, to meet the CFTC's objectives.

This report is intended solely for the information and use of the board of directors, management, the CFTC, the NFA, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

Miami, Florida
June 6, 2025